UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)


                     Made2Manage Systems, Inc.
                     -------------------------
                         (Name of Issuer)

                           Common Stock
                           ------------
                  (Title of Class of Securities)

                           556466-10-0
                           -----------
                          (CUSIP Number)

                         December 31, 2001
                         -----------------
      (Date of Event Which Requires Filing of This Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]Rule 13d-1(b)

        [ ]Rule 13d-1(c)

        [x]Rule 13d-1(d)

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CUSIP No.556466-10-0             SCHEDULE 13G            Page 1 of 10



 1    Name Of Reporting Person                        H&Q LONDON VENTURES

      IRS Identification No. Of Above Person                   94-2966540

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                        England

   NUMBER OF        5    Sole Voting Power                            -0-
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      807,606
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                       -0-
  PERSON WITH
                    8    Shared Dispositive Power                 807,606

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                      807,606

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                 [ ]

 11   Percent Of Class Represented By Amount In Row 9               16.7%

 12   Type Of Reporting Person*                                        PN

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CUSIP No.556466-10-0             SCHEDULE 13G            Page 2 of 10



 1    Name Of Reporting Person         HAMBRECHT & QUIST VENTURE PARTNERS

      IRS Identification No. Of Above Person                   94-2949080

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                     California

   NUMBER OF        5    Sole Voting Power                            -0-
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      807,606
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                       -0-
  PERSON WITH
                    8    Shared Dispositive Power                 807,606

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                      807,606

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                 [ ]

 11   Percent Of Class Represented By Amount In Row 9               16.7%

 12   Type Of Reporting Person*                                        PN

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CUSIP No.556466-10-0             SCHEDULE 13G            Page 3 of 10



 1    Name Of Reporting Person                  H&Q VENTURE PARTNERS, LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                       Delaware

   NUMBER OF        5    Sole Voting Power                            -0-
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      807,606
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                       -0-
  PERSON WITH
                    8    Shared Dispositive Power                 807,606

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                      807,606

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                 [ ]

 11   Percent Of Class Represented By Amount In Row 9               16.7%

 12   Type Of Reporting Person*                                        OO

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CUSIP No.556466-10-0             SCHEDULE 13G            Page 4 of 10



 1    Name Of Reporting Person               HAMBRECHT & QUIST CALIFORNIA

      IRS Identification No. Of Above Person                   94-2856927

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                     California

   NUMBER OF        5    Sole Voting Power                            -0-
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      807,606
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                       -0-
  PERSON WITH
                    8    Shared Dispositive Power                 807,606

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                      807,606

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                 [ ]

 11   Percent Of Class Represented By Amount In Row 9               16.7%

 12   Type Of Reporting Person*                                        CO

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CUSIP No.556466-10-0           SCHEDULE 13G           Page 5 of 10


Item 1(a).  Name of Issuer.

        Made2Manage Systems, Inc. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices.

        9002 Purdue Road, Indianapolis, IN 46268.

Item 2(a).  Names of Persons Filing.

        Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b).  Address of Principal Business Office or, if none,
            Residence.

        The address of each reporting person is One Bush Street, San Francisco, California 94104.

Item 2(c).  Citizenship.

        Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities.

        Common stock ("Common Stock").

Item 2(e).  CUSIP Number.

        556466-10-0

Item 3. Type of Reporting Person.

        Not applicable.

Item 4. Ownership.

        Reference is hereby made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to information furnished to the reporting persons by the Issuer, there were 4,839,646 shares of Common Stock issued and outstanding as of December 31, 2001. At December 31, 2001, the following shares of Common Stock were held directly by the following persons:

                                   Common Stock
     Person                       Directly Owned
     ------                       --------------
     H&Q London Ventures              520,562

     Hambrecht & Quist California     287,044
                                      -------
     TOTAL                            807,606
                                      =======

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CUSIP No.556466-10-0           SCHEDULE 13G           Page 6 of 10



        Because voting and investment decisions concerning the above securities may be made by or in conjunction with Hambrecht
& Quist Venture Partners ("H&Q Venture Partners"), H&Q Venture Partners, LLC and Hambrecht & Quist California ("H&Q California"), each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person. H&Q California is an indirect wholly-owned subsidiary of J.P. Morgan Chase & Co., Inc., and as a result J.P. Morgan Chase & Co., Inc. may be deemed to beneficially own any securities held by H&Q California.

        The reporting persons previously reported the possible beneficial ownership of 169,187 shares of Common Stock held by Ivory and Sime Enterprise Capital PLC (formerly known as The Independent Investment Company PLC) ("Ivory and Sime") because H&Q California may have been considered to have had investment power over such shares. The reporting persons previously included such shares in the number of shares beneficially owned for purposes of this Schedule, but disclaimed beneficial ownership of such shares for any purpose. All such shares were sold by Ivory and Sime in 2001.

        Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          Not applicable.

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CUSIP No.556466-10-0           SCHEDULE 13G          Page 7 of 10



Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.


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CUSIP No.556466-10-0           SCHEDULE 13G          Page 8 of 10



                            Signature

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 11, 2002.

H&Q LONDON VENTURES                   H&Q VENTURE PARTNERS, LLC



By: /s/ Steven N. Machtinger          By: /s/ William D. Easterbrook
    ________________________              __________________________
    Steven N. Machtinger                  William D. Easterbrook
    Officer of its General Partner        Member-Manager

HAMBRECHT & QUIST VENTURE             HAMBRECHT & QUIST CALIFORNIA
PARTNERS


By: /s/ Steven N. Machtinger          By: /s/ Steven N. Machtinger
    ________________________              __________________________
    Steven N. Machtinger                  Steven N. Machtinger
    Officer of its General Partner        General Counsel & Secretary


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CUSIP No.556466-10-0           SCHEDULE 13G           Page 9 of 10



                          EXHIBIT INDEX

     Exhibit A        Joint Filing Undertaking         Page 10

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CUSIP No.556466-10-0           SCHEDULE 13G           Page 10 of 10



                    JOINT FILING UNDERTAKING

        The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

DATED:  February 11, 2002.

H&Q LONDON VENTURES                   H&Q VENTURE PARTNERS, LLC



By: /s/ Steven N. Machtinger          By: /s/ William D. Easterbrook
    ________________________              __________________________
    Steven N. Machtinger                  William D. Easterbrook
    Officer of its General Partner        Member-Manager

HAMBRECHT & QUIST VENTURE             HAMBRECHT & QUIST CALIFORNIA
PARTNERS


By: /s/ Steven N. Machtinger          By: /s/ Steven N. Machtinger
    ________________________              __________________________
    Steven N. Machtinger                  Steven N. Machtinger
    Officer of its General Partner        General Counsel & Secretary